

December 11, 2006

Mail Stop 3720

Narasimhan P. Kannan
Chief Executive Officer
VCampus Corporation
1850 Centennial Park Drive, Suite 200
Reston, Virginia 20191

Re: VCampus Corporation
Registration Statement on Form S-1
File No. 333-138808
Filed on November 17, 2006

Post Effective Amendment on Form S-1 to Form S-3
File No. 333-133664

Dear Mr. Kannan:

This is to advise you that we have conducted a limited review of the registration statement noted above, and have the following comment:

General

1. We note that you are registering for resale on the Form S-1 more than twice the number of shares of common stock that are currently outstanding, and that you have already registered a significant number of shares for resale by many of the same selling shareholders as reflected on the post-effective amendment on Form S-1 to Form S-3. Given the nature and size of the transactions being registered, advise the staff of the company's basis for determining that the transactions on the new Form S-1 are appropriately characterized as secondary offerings that are eligible to be made on a shelf basis under Rule 415(a)(1)(i).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by he Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance.

Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any questions.

Sincerely,

Michele M. Anderson
Branch Chief

Cc: Kevin Prakke, Esq. (by facsimile)